UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month June 2011
(Commission File No. 001-34473)
Grifols, S.A.
(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158
Parc de Negocis Can Sant Joan
Sant Cugat del Valles 08174
Barcelona, Spain
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.______________.

TABLE OF CONTENTS

SIGNATURES
Grifols, S.A.
TABLE OF CONTENTS

Item	Sequential Page Number

1. Relevant fact, dated June 1, 2011.	2

This is a translation of a Spanish language announcement filed with the CNMV. In case of discrepancies, the Spanish version will prevail.
RELEVANT EVENT
Grifols, S.A. (“Grifols”) informs that the “Nota sobre Acciones” (Securities Note) requested for the admission to trading of Class B Non Voting Shares (the “Non Voting Shares”) has been registered with the Official Registrar of the “Comisión Nacional del Mercado de Valores” (National Securities Market Commission) on June 1, 2011.
Grifols has requested the admission to trading of the Class B Non Voting Shares on the Stock Exchange of Madrid, Barcelona, Bilbao and Valencia as well as on the “Sistema de Interconnexión Búrsatil — SIBE/Mercado Continuo” (Stock Market Interconnection System) and, through the American Depositary Shares (ADSs), on the National Association of Securities Dealers Automated Quotation (NASDAQ). The trading of Class B Shares on the Stock Market Interconnection System and the ADSs on the NASDAQ is expected to start on June 2nd, 2011, once the pertinent authorizations have been granted.
In Barcelona, on June 1st, 2011
______________________________________
Raimon Grifols Roura
Secretary of the Board of Directors

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.
By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date: June 1, 2011